SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 08 May 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release – IVN Board Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 08 May 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

May 8, 2012

Ivanhoe Mines appoints four new directors and accepts resignation of three directors

VANCOUVER, CANADA – Ivanhoe Mines announced today that the company’s Board of Directors has appointed four new directors. The newly appointed directors are Jill Gardiner, Peter Gillin, Isabelle Hudon and David Klingner.

The Board has also accepted the resignations of directors Michael Gordon, David Huberman and Robert Holland.

The new appointees join Ivanhoe’s four existing directors, who are Andrew Harding, Dan Larsen, Peter Meredith and Kay Priestly. All directors will be submitted to a vote by shareholders at the Ivanhoe Mines’ annual meeting that has been rescheduled for June 28, 2012, with a record date of June 6, 2012.

The Board of Directors is expected to appoint a chairman later this week.

Biographies of Newly Appointed Directors

Ms. Jill Gardiner was a senior executive of RBC Capital Markets where she held a variety of posts including Head of British Columbia, Head of Forest Products Group and Head of Global Utilities Group. She is currently a Director of Parkbridge Lifestyle Communities, a Director of Timber Investments, Chair of the Banff Centre Foundation and a Governor of The Banff Centre. Ms. Gardiner is based in Vancouver.

Mr. Peter Gillin has served as Chairman and Chief Executive Officer of Tahera Diamond Corporation, President, Chief Executive Officer and Director of Zemex Corporation, and held a number of senior positions with NM Rothschild & Sons Canada Limited, including Vice Chairman, Director, and CEO. He is currently a Non-Executive Director of several public companies including Silver Wheaton Corporation, Dundee Precious Metals and Sherritt International Corp. Mr. Gillin is based in Toronto.

Ms. Isabelle Hudon is currently President of Sun Life Financial Quebec and previously served as President of Marketel and President and Chief Executive Officer of the Board of Trade of Metropolitan Montreal. She chairs the board of directors of the Université du Québec à Montréal. Isabelle is also a board member of Hydro-Québec, Aéroports de Montréal, Holt Renfrew Canada, and the Institute for Research on Public Policy. Ms. Hudon is based in Montreal.

Dr. David Klingner has been a corporate director since 2004 after spending 38 years in the mining industry. During his career with Rio Tinto, he held a variety of positions including Head of Exploration, Group Executive responsible for Rio Tinto’s coal and gold businesses in Australia and Indonesia and Managing Director of Kaltim Prima Coal in Indonesia. Dr. Klingner retired from Rio Tinto in 2004. He currently serves as Non-Executive Chairman of Energy Resources of Australia Ltd and Chairman of Codan Limited. Dr. Klingner is based in Melbourne.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

For further information, please contact:

Investors	Media

Jason Combes	Tony Shaffer
Phone: +1 604.648.3920	Phone: +1 604.648.3934
Email: jasonco@ivancorp.net	Email: tonysh@ivancorp.net

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